SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2003

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 19, 2003, announcing U.S. tier-1 wireless carrier order for ECtel`s
Lawful Interception Solution for Packet Data

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  August 26, 2003

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Index to Exhibits

Exhibit	No. Exhibit
1	Press Release issued August 19, 2003

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U.S. TIER-1 WIRELESS CARRIER ORDERS ECTEL`S
LAWFUL INTERCEPTION SOLUTION FOR PACKET DATA

-- One of the 1st Commercial Implementations of a

Packet Data  Lawful Interception Solution in the U.S. --

Clarksburg, Maryland,  - August 19, 2003 - ECtel Inc., a wholly-owned subsidiary of ECtel Ltd. (NASDAQ: ECTX), a leading provider of Lawful Interception solutions, today announced that a major U.S. carrier has ordered its new lawful interception solution for packet data networks. The order was placed following and intensive and thorough evaluation process of various competitive solutions.

ECtel`s flexible X-Probe(TM) PD solution was designed to help service providers comply with new Lawful Interception regulations for data networks monitoring. Benefiting from ECtel`s decade of Lawful Interception experience and profound technological expertise, the X-Probe(TM) solution is powerful, scalable, and comprehensively addresses the full range of lawful interception challenges.

"This is a strategic win for ECtel," said Aharon Shech, President and CEO of ECtel. "Service providers are facing regulatory compliance challenges which are comprehensively addressed by our unique solution. We are pleased that the X-Probe(TM) meets the needs of this first-tier carrier, and continue with our efforts to introduce it to other service providers throughout the U.S."

-          end -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and

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Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, the adoption of lawful interception / IP surveillance technologies and standards by governmental agencies, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:

ECtel Ltd.

ECtel Ltd.

Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel:+1-301-354-1113	Tel: +1-954-351-4492
Fax :+1 - 301-428 - 0638	Fax: +1-954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

ECtel Inc.

Garry Clark
VP Marketing & Sales
Tel: +1-301-354-1182
Fax: +1-301-428 - 0638
Email: GarryC@ectel.com

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